

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Larry Jasinski
Chief Executive Officer
ReWalk Robotics Ltd.
Kochav Yokneam Building, Floor 6
P.O. Box 161
Yokneam Ilit 20692, Israel

> **Re: ReWalk Robotics Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 25, 2014**
> **CIK No. 0001607962**

Dear Mr. Jasinski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   We note the disclosure you have added to your risk factor on page 13 in response to prior comment 4. In order to provide investors with balanced disclosure in your prospectus summary, please also include that disclosure in your prospectus summary.

Risk Factors

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports, page 30

2.   We note your disclosure that "although a recent amendment to the Israeli Companies Law will require us to disclose the annual compensation of our five most highly

compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Israeli Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer." Supplementally advise, with a view to disclosure, how executive compensation reporting requirements for U.S. issuers are more extensive than executive compensation disclosure requirements under the new Israeli law.

Dilution, page 41

3.   Please continue to expand the disclosure in this section in response to prior comment 11 by quantifying the additional dilution per share if the underwriters' option is exercised.

Management's Discussion and Analysis

Three Months Ended March 31, 2013…, page 49

4.   Please expand your disclosure under "Cost of Revenues" to quantify the expenses related to transitioning manufacturing to Sanmina and the increase in salary expenses, and your disclosure under "Research and Development Expenses" to quantify the expenses attributable to the FDA clearance process and the increase in salary expenses.

Certain Relationships and Related Party Transactions, page 94

5.   Please disclose how Kreos Capital IV is a related party.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd, (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Colin J. Diamond, Esq.
Gary Kashar, Esq.
White & Case LLP